UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Greenwave Technology Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57630J106

(CUSIP Number)

Danny Meeks, c/o Greenwave Technology Solutions, Inc., 277 Suburban Drive, Suffolk, VA 23434, (757) 966-1432

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57630J106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danny Meeks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO; PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 796,501,053 shares of Common Stock (see Item 5)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 796,501,053 shares of Common Stock (See Item 5)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,501,053 shares of Common Stock (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.06% (See Item 5)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 57630J106	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) and the Series Z Convertible Preferred Stock, par value $0.001 per share (“Series Z Preferred Stock”), of Greenwave Technology Solutions, Inc., Delaware corporation (f/k/a MassRoots, Inc.) (the “Company”). The principal executive offices of the Company are located at 277 Suburban Drive, Suffolk, VA. 23434.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Danny Meeks (the “Reporting Person”).

(b) The Reporting Person’s business address is c/o Greenwave Technology Solutions, Inc., 277 Suburban Drive, Suffolk, VA 23434.

(c) The Reporting Person is the Chief Executive Officer and a director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America

Item 3. Source or Amount of Funds or Other Consideration.

On September 30, 2021, the Reporting Person acquired 495,000,000 shares of Common Stock pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) that the Company entered into with Empire Merger Corp., a Delaware corporation, Empire Services, Inc., a Virginia corporation (“Empire”), and the Reporting Person, who was the sole shareholder of Empire. Pursuant to the Merger Agreement, the Company acquired Empire (the “Merger”), and at the effective time of the Merger, each share of Empire’s common stock held by the Reporting Person was converted into the right to receive certain consideration consisting, inter alia, of a number of newly-issued restricted shares of the Company’s Common Stock.

During 2020, the Reporting Person purchased 10,319,821 shares of Common Stock on the open market and was issued 2,175,437 shares of Common Stock for certain services rendered to the Company in June 2021 prior to becoming an officer or director of the Company.

On September 30, 2021, the Company, the Reporting Person and Empire entered into a Series Z Preferred Stock Issuance Agreement (the “Issuance Agreement”), pursuant to which the Company issued 250 shares of Series Z Preferred Stock as consideration for the Reporting Person to remit the sum of $1,000,000 to a third party pursuant to a certain settlement agreement for the benefit of the Company.

CUSIP No. 57630J106	13D	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

The Reporting Person acquired 495,000,000 shares of Common Stock pursuant to the Merger Agreement and 250 shares of Series Z Preferred Stock pursuant to the Issuance Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Chief Executive Officer and Chairman of the Board of Directors of the Company. Accordingly, the Reporting Person may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The Reporting Person has beneficial ownership of 796,501,053 shares of Common Stock, consisting of (i) 507,495,258 shares of Common Stock, (ii) 95,256,766 shares of Common Stock underlying convertible debt, (iii) 95,256,766 of Common Stock underlying warrants, and (iv) 98,492,262 shares of Common Stock underlying the shares of Series Z Preferred Stock.. The percentage of beneficial ownership is approximately 80.06% of the outstanding shares of Common Stock. The percentage of Common Stock is based on 994,871,337 shares of Common Stock issued and outstanding as of January 11, 2022, which is the date of the Company’s most recently available filing with Securities and Exchange Commission (the “SEC”). For the purposes of determining the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage ownership of the Reporting Person, all shares of Common Stock subject to options, warrants, rights or other convertible securities held by the Reporting Person, which are currently exercisable or will have become exercisable within 60 days after January 11, 2022, are deemed to be outstanding shares of Common Stock.

The Reporting Person also has beneficial ownership of 250 shares of Series Z Preferred Stock. The percentage of beneficial ownership is approximately 50% of the outstanding shares of Series Z Preferred Stock. The percentage of Series Z Preferred Stock is based on 500 shares of Series Z Preferred Stock issued and outstanding as of January 11, 2022, which is the date of the Company’s most recently available filing with Securities and Exchange Commission.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of the date of this Schedule 13D.

(c) Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Name

1.	Merger Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 6, 2021).

2.	Issuance Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on October 20, 2021).

CUSIP No. 57630J106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENWAVE TECHNOLOGY SOLUTIONS, INC.

/s/ Danny Meeks
Insert Name

Chief Executive Officer
Insert Title

February 15, 2022
Insert Date